Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION of RATIO of EARNINGS to FIXED CHARGES

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2002	2001	2000
Earnings:
Pre-tax income	$1,531	$1,550	$1,936
Add:
Interest and fixed charges, excluding capitalized interest	153	170	184
Portion of rent under long-term operating leases representative of an interest factor	178	173	167
Distributed income of investees accounted for under the equity method	3	5	46
Amortization of capitalized interest	8	7	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	17	23	18

Total earnings available for fixed charges	$1,856	$1,882	$2,321

Fixed charges:
Interest and fixed charges	$166	$184	$212
Portion of rent under long-term operating leases representative of an interest factor	178	173	167

Total fixed charges	$344	$357	$379

Ratio of earnings to fixed charges	5.40x	5.27x	6.12x

Certain prior period amounts have been reclassified to conform with the current period presentation.